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Exhibit 99.5
                                    AGREEMENT

     This Agreement dated as of 27th day of June , 1997 between AmerUs Life Holdings, Inc., an Iowa Corporation ("AmerUs") and Victor N. Daley, Senior Vice President - Human Resources of AmerUs and certain of its affiliates ("Mr. Daley") hereby confirms and formalizes certain understandings between Mr. Daley and AmerUs which were agreed to by Mr. Daley and AmerUs at the time Mr. Daley agreed to undertake his duties on behalf of AmerUs and its affiliates and predecessors.

     IN CONSIDERATION of Mr. Daley's agreement to accept the aforementioned position with AmerUs and the continuing performance of those duties and in consideration of the premises and covenants made hereunder, AmerUs and Mr. Daley agree as follows.

     1. Beginning August 31, 2008, AmerUs agrees to pay to Mr. Daley, or his spouse in the event that Mr. Daley should predecease her, a monthly amount equal to the Retirement Amount as calculated below. These amounts should be payable monthly on the last day of each month beginning August 31, 2008, until the later of the death of Mr. Daley or his spouse.

     2. The "Retirement Amount" means the amount calculated by (A) multiplying .2693% by the number of months that Mr. Daley has been and is employed on a full time basis by AmerUs and its predecessor companies, (B) multiplying such amount by his average monthly income as derived from his Pensionable Earnings, as defined in Article I Subsection (17) of the All AmerUs Savings and Retirement Plan (without regard to the last sentence in such Subsection (17)), but excluding stock options, stock grants or similar compensation payments from AmerUs and its predecessor companies, and (C) taking that amount and subtracting the "Monthly Base Amount". The Monthly Base Amount is an amount calculated by
(i) taking 2% of Mr. Daley's



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Pensionable Earnings (as defined above) for each month that he is employed, plus the entire amount of AmerUs' core and interim benefit supplement contributions to his accounts in the AlliAmerUs Savings and Retirement Plan and the AlliAmerUs Supplemental Executive Retirement Plan (together the "Plans");
(ii) crediting such amounts with an 8% per annum compound interest rate; and
(iii) taking the aggregate of those amounts as of August 8, 2008 and determining the monthly amount that would be payable under a net single premium life annuity purchased on that date, with an initial payment on August 31, 2008, utilizing the method of determining assumptions present in the 1/1/96 American Mutual Life Insurance Pension Plan.

     3. This Agreement does not constitute an agreement of employment or the promise to employ Mr. Daley for any specified period of time. It continues to be the understanding between AmerUs and Mr. Daley that Mr. Daley is and will continue to be an employee at will.

     4. This Agreement may not be amended or modified in any way except in a writing signed by both parties.

     5. This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties.


     6. AmerUs and Mr. Daley designate the AmerUs Benefit and Pension Committee, as appointed by the Board of Directors, to administer and interpret this Agreement with all necessary discretion. The determinations of the AmerUs Benefit and Pension Committee shall be binding on the parties hereto.



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     7. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, written and oral, among the parties with respect to the subject matter hereof.

     Executed as of the 27th day of June, 1997.

                                                 AmerUs Life Holdings, Inc.

6/30/97                                          By /s/ Roger K. Brooks
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Date


6/27/97                                             /s/ Victor N. Daley
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Date                                               Victor N. Daley